

April 12, 2012

<u>Via E-mail</u>
Mr. John Moore
Chief Executive Officer
Sync2 Networks Corp.
5836 South Pecos Road, Suite 112
Las Vegas, NV 89120

      Re: **Sync2 Networks Corp.**
               Form 10-K for the Fiscal Year Ended June 30, 2010
               Filed October 13, 2010
               Form 10-Q for the Quarterly Period Ended September 30, 2010
               Filed November 15, 2010
               File No. 333-152551

Dear Mr. Moore:

We issued comments to you on the above captioned filings on September 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 26, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 26, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staffs decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/200572.htm.

Please contact Joyce Sweeney, Staff Accountant, at 202-551-3449 if you have any questions.

               Sincerely,

               /s/ Patrick Gilmore

               Patrick Gilmore
               Accounting Branch Chief